Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Thinkster Learning, Inc.
3228 State Highway 27, Suite 2B
Kendall Park, NJ 08824
https://hellothinkster.com/

Up to $1,234,999.50 in Series CF Preferred Stock at $0.42
Minimum Target Amount: $14,999.88

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Thinkster Learning, Inc.
Address: 3228 State Highway 27, Suite 2B, Kendall Park, NJ 08824
State of Incorporation: DE
Date Incorporated: January 15, 2014

Terms:

Equity

Offering Minimum: $14,999.88 | 35,714 shares of Series CF Preferred Stock
Offering Maximum: $1,234,999.50 | 2,940,475 shares of Series CF Preferred Stock
Type of Security Offered: Series CF Preferred Stock
Purchase Price of Security Offered: $0.42
Minimum Investment Amount (per investor): $249.90

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Reservation Perks

All reservation holders who formally indicated interest during the TTW phase will receive 10% bonus shares.

Loyalty Perks

All previous investors or those on Thinkster's loyalty list to receive 10% bonus shares.

Early Bird Perks

Invest $500+ within the first 2 weeks | 5% bonus shares

Volume-Based Perks

Tier 1 perk - Invest $249.90+ and Get $25 off toward any Thinkster plan

Tier 2 perk - Invest $500+ and Get $50 off toward any Thinkster plan + 2% bonus shares

Tier 3 perk - Invest $1000+ and Get $250 off toward any Thinkster plan + 3% bonus shares

Tier 4 perk - Invest $5000+ and Get $500 off toward any Thinkster plan + 5% bonus shares

Tier 5 perk - Invest $10,000+ and Get $1250 off toward any Thinkster plan + 9% bonus shares

Tier 6 perk - Invest $25,000+ and Get $1250 off toward any Thinkster plan + 12% bonus shares

Tier 7 perk - Invest $50,000+ and Get $2500 off toward any Thinkster plan + 25% bonus shares

Tier 8 perk - Invest $100,000+ and Get $2500 off toward any Thinkster plan + 30% bonus shares

Tier 9 perk - Invest $250,000+ and Get $2500 off toward any Thinkster plan + 40% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Thinkster Learning, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Preferred Stock at $0.42 / share, you will receive 110 shares of Series CF Preferred Stock, meaning you'll own 110 shares for $42. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus, the Loyalty Bonus, and the Reservation Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview: Thinkster Learning, Inc. ("Thinkster" or the "Company") is a corporation organized under the laws of the state of Delaware that is aiming to revolutionaize the tutoring industry by integrating AI and behavioral science into a learning platform for grades K-10. The Company's business model consists of direct-to-consumer sales, focusing on parents as the primary customer base. Our AI & Behavior Based Learning Program is sold across 30+ countries through our online platform. The Company stands out due to its unique approach to accelerating learning outcomes, a patented AI system, and plans to expand into the school sector.

Company History: The Company was founded on October 25, 2005, as Coaxis Serivces, Inc., incorporated under New Jersey law, then changed its name to Prazas Learning, Inc. on September 13, 2012.

On January 15, 2014, Prazas Learning, Inc., a Delaware corporation was formed to sell EdTech services which merged with Prazas Learning, Inc., (Previously Coaxis Services) a New Jersey corporation on February 7, 2014. The surviving entity was Prazas Learning, Inc., a Delaware corporation. On October 8, 2019, the Company changed its name to Thinkster Learning, Inc. formalizing its pivot into an AI and technology-enabled learning services company.

Corporate Structure: Thinkster Learning is the parent company of Prazas Learning India Private Limited, a wholly-owned Indian subsidiary, which has been operated under the Company since 2012. The subsidiary company employs the development and sales teams. Funds from the parent company flow to this subsidiary for operating expenses.

Intellectual Property: The Company was granted a U.S. patent for its Intelligent and contextual AI system for knowledge progression and quiz management, filed with the USPTO. (Patent number: US20210383711A1; publication number: 20210383711).

Competitors and Industry

Industry: The global tutoring market was estimated at almost $160B in 2023 and is experiencing substantial growth. Thinkster aims to position itself at the forefront of this market by offering a unique, technology-driven solution to a fragmented industry, aiming to unify and eventually enhance the learning experience for students worldwide.

Competition: Thinkster believes it has several major competitors in the education and tutoring market. Some of the top competitors in our industry include Kumon, Mathnasium, IXL, and Khan Academy. Kumon is a leader in traditional tutoring with a structured program, while Khan Academy offers free online learning resources. Despite the competitive landscape, Thinkster stands out in the education industry because of its unique integration of AI and behavioral science to personalize learning, backed by a patented technology platform and a focus on measurable outcomes.

Current Stage and Roadmap

Current Stage: The Company believes it is currently in a growth stage for the next phase of the Company. We are in market and generating over $4M in revenue. We have developed a new learning product that uses motivation, engagement, and positive behavior changes used with an AI-driven learning platform to accelerate learning outcomes for students in grades K-10.

Future Roadmap: The Company's efforts for the next few years will be focused on global expansion, extending our curriculum beyond math into Reading and other STEM subjects, and enhancing our AI capabilities to deliver enriched learning experiences. We have several new product launches planned over the next 18 months, aiming to be used by over 10 million users within the next 3 years, marking significant milestones in our mission to transform the way children learn globally.

The Team

Officers and Directors

Name: Rajesh Elayavalli

Rajesh Elayavalli's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Board Member, & CEO, AI Sciences
  Dates of Service: December, 2020 - Present
  Responsibilities: Raj is the founder of Thinkster and has been overseeing the operations of the company since inception. Raj receives an annual salary of $300,000 from Thinkster and owns founder shares and ESOPs.

Name: Deepak Verma

Deepak Verma's current primary role is with Innospark Ventures. Deepak Verma currently services 2-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: July, 2021 - Present
  Responsibilities: Deepak is the designated Board Director for Innospark Ventures, which led a round of investment in the Company in 2021. Deepak does not receive a salary from Thinkster.

Other business experience in the past three years:

- Employer: Innospark Ventures
  Title: Operating Partner
  Dates of Service: February, 2019 - Present
  Responsibilities: As an Operating Partner, Deepak oversees Innospark's investment in several companies.

Name: Victor Vukan Vuchic

Victor Vukan Vuchic's current primary role is with Bill and Melinda Gates Foundation. Victor Vukan Vuchic currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2022 - Present
  Responsibilities: Victor is a Board Member serving to provide strategic guidance, network access and learning science advisory. Victor receives $8,000 in salary and holds 75,100 shares from Thinkster.

Other business experience in the past three years:

- Employer: Bill and Melinda Gates Foundation
  Title: Sr Advisor to the President of US Programs
  Dates of Service: August, 2023 - Present
  Responsibilities: Provide strategic advice and guidance across the Gates Foundation portfolios focusing on leveraging AI/ML and centering equity.

Other business experience in the past three years:

- Employer: Digital Promise Global
  Title: Chief Strategy Officer
  Dates of Service: October, 2015 - October, 2023
  Responsibilities: Led strategy development and implementation across a rapid growth non-profit. Also managed emerging technology centered programs.

Name: Sundaresan Natarajan

Sundaresan Natarajan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board member
  Dates of Service: January, 2016 - Present
  Responsibilities: Board member. Advise Thinkster on growth, expansion, fund raising and other strategic initiatives. Sundi does not receive salary or equity compensation from the Company.

Name: Raju Venkatraman

Raju Venkatraman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: July, 2023 - Present
  Responsibilities: Raju is responsible for business strategy and execution. Raju brings a visionary perspective and years of operational experience in leading Thinkster through their growth phase. Raju receives $180,000 in salary from Thinkster.

Other business experience in the past three years:

- Employer: Syven Capital LP
  Title: Managing Partner
  Dates of Service: May, 2014 - Present
  Responsibilities: Founded boutique investment firm that takes an active role in advising and managing early/growth stage, technology-driven ventures across several industries. As an operating partner and advisor to Syven's portfolio companies, I work closely with the leadership teams to achieve a step-change in performance and growth.

Name: Rupa Gurumurthy

Rupa Gurumurthy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: January, 2017 - Present
  Responsibilities: Holds overall operational responsibilities within the company and directs the development and engineering teams along with leadership and management of tutors. Rupa receives an annual salary of $200,000 from Thinkster and owns ESOPs.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series CF Preferred Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Minority Holder; Securities with No Voting Rights
The Series CF Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series CF Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have

limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Innospark Ventures, LLC (Managed by Rajesh Elayavalli)	9,143,781	Series A-2a Preferred Stock	16.12%
Innospark Ventures, LLC (Managed by Rajesh Elayavalli)	1,716,942	Series A-2b Preferred Stock	
Innospark Ventures, LLC (Managed by Rajesh Elayavalli)	949,667	Series A-3 Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2a Preferred Stock, Series A-2b Preferred Stock, Series A-3 Preferred Stock, and Series CF Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,940,475 of Series CF Preferred Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 35,307,372 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding includes 9,427,558 shares to be issued pursuant to stock options issued.

The total amount outstanding also includes 8,339,362 shares to be issued pursuant to stock options, reserved but unissued.

General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

Series Seed Preferred Stock

The amount of security authorized is 5,705,661 with a total of 5,705,660 outstanding.

Voting Rights

One vote per share of common stock into which the shares are convertible.

Material Rights

Dividends. The Series CF Preferred Stock, Series A-3 Preferred Stock, Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock and the Series Seed Preferred Stock shall not accrue or otherwise be entitled to any dividends.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series A-3 Preferred Stock, Series A-2 Preferred Stock, Series A-1 Preferred Stock and Series A Preferred Stock, the holders of shares of Series Seed Preferred Stock then outstanding shall, except as otherwise provided herein, be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders before any payment shall be made to the holders of Series CF Preferred Stock or Common Stock.

Series A Preferred Stock

The amount of security authorized is 8,500,000 with a total of 8,360,203 outstanding.

Voting Rights

One vote per share of common stock into which the shares are convertible.

Material Rights

The total amount outstanding includes 453,101 shares to be issued pursuant to outstanding warrants.

Dividends. The Series CF Preferred Stock, Series A-3 Preferred Stock, Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock and the Series Seed Preferred Stock shall not accrue or otherwise be entitled to any dividends.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series A-3 Preferred Stock and Series A-2 Preferred Stock, the holders of shares of Series A-1 Preferred Stock then outstanding shall, except as otherwise provided herein, be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders before any payment shall be made to the holders of Series CF Preferred Stock, Series A Preferred Stock, Series Seed Preferred Stock or Common Stock.

Series A-1 Preferred Stock

The amount of security authorized is 7,500,000 with a total of 6,856,669 outstanding.

Voting Rights

One vote per share of common stock into which the shares are convertible.

Material Rights

The total amount outstanding includes 409,230 shares to be issued pursuant to outstanding warrants.

Dividends. The Series A-1 Preferred Stock, Series A Preferred Stock and the Series Seed Preferred Stock shall not accrue or otherwise be entitled to any dividends on the Scries A-1 Original Issue Price, the Series A Original Issue Price or the Series Seed Original Issue Price or otherwise. The "Series A-1 Original Issue Price" shall mean $0.1551 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, stock combination or other similar recapitalization with respect to the Series A-1 Preferred Stock. The "Series A Original Issue Price" shall mean $0.516 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, stock combination or other similar recapitalization with respect to the Series A Preferred Stock.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series A-1 Preferred Stock then outstanding shall, except as otherwise provided herein, be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders before any payment shall be made to the holders of Series A Preferred Stock, Series Seed Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share of Series A-1 Preferred Stock equal to the Series A- 1 Original Issue Price plus any dividends declared but unpaid thereon.

Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A-1 Original Issue Price by the Series A-1 Conversion Price, the Series A Original Issue Price by the Series A Conversion Price or the Series Seed Original Issue Price by the Series Seed Conversion Price, whichever the case may be, in effect at the time of conversion.

Series A-2a Preferred Stock

The amount of security authorized is 14,550,000 with a total of 14,534,637 outstanding.

Voting Rights

One vote per share of common stock into which the shares are convertible.

Material Rights

Dividends. The Series CF Preferred Stock, Series A-3 Preferred Stock, Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock and the Series Seed Preferred Stock shall not accrue or otherwise be entitled to any dividends.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series A-3 Preferred Stock, the holders of shares of Series A-2 Preferred Stock then outstanding shall, except as otherwise provided herein, be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders before any payment shall be made to the holders of Series CF Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock, Series Seed Preferred Stock or Common Stock.

Series A-2b Preferred Stock

The amount of security authorized is 2,500,000 with a total of 3,832,166 outstanding.

Voting Rights

One vote per share of common stock into which the shares are convertible.

Material Rights

The total amount outstanding includes 1,427,741 shares to be issued pursuant to outstanding warrants.

Dividends. The Series CF Preferred Stock, Series A-3 Preferred Stock, Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock and the Series Seed Preferred Stock shall not accrue or otherwise be entitled to any dividends.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series A-3 Preferred Stock, the holders of shares of Series A-2 Preferred Stock then outstanding shall, except as otherwise provided herein, be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders before any payment shall be made to the holders of Series CF Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock, Series Seed Preferred Stock or Common Stock.

Series A-3 Preferred Stock

The amount of security authorized is 20,000,000 with a total of 9,833,008 outstanding.

Voting Rights

One vote per share of common stock into which the shares are convertible.

Material Rights

The total amount outstanding includes 4,214,146 shares to be issued pursuant to outstanding warrants.

Dividends. The Series CF Preferred Stock, Series A-3 Preferred Stock, Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock and the Series Seed Preferred Stock shall not accrue or otherwise be entitled to any dividends.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), the holders of shares of Series A-3 Preferred Stock then outstanding shall, except as otherwise provided herein, be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders before any payment shall be made to the holders of any other series of Preferred Stock or the Common Stock.

Series CF Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series CF Preferred Stock.

Material Rights

Dividends. The Series CF Preferred Stock, Series A-3 Preferred Stock, Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock and the Series Seed Preferred Stock shall not accrue or otherwise be entitled to any dividends.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series A-3 Preferred Stock, Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock and Series Seed Preferred Stock, the holders of shares of Series CF Preferred Stock then outstanding shall, except as otherwise provided herein, be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders before any payment shall be made to the holders of Common Stock

What it means to be a minority holder

As a minority holder of Series CF Preferred Stock of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or

by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,040,000.00
  Number of Securities Sold: 5,705,660
  Use of proceeds: Marketing, Product Development, and Operations
  Date: March 01, 2013
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $3,700,000.00
  Number of Securities Sold: 7,907,102
  Use of proceeds: Marketing, Product Development, and Operations
  Date: July 01, 2016
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series A-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,000,000.00
  Number of Securities Sold: 6,447,439
  Use of proceeds: Marketing, Product & AI Development, and Operations
  Date: January 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series A-2 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $5,300,000.00
  Number of Securities Sold: 16,939,062
  Use of proceeds: Sales, Marketing, Product & AI Development, and Operations
  Date: October 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series A-3 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,775,000.00
  Number of Securities Sold: 5,618,862
  Use of proceeds: Sales, Marketing, Product & AI Development, and Operations
  Date: March 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue:

Consolidated revenues for fiscal year ending March 31, 2022 was $4,466,907 compared to consolidated revenues for fiscal year ending March 31, 2023 of $4,250,692. The reduction in revenues was only $216,215 or 4.8% in fiscal year 2023 compared with fiscal year 2022 given that the Company significantly reduced direct marketing expenses by 48.7% from 2,634,631 in fiscal year 2022 to $1,350,872 in fiscal year 2023. The Company was able to maintain its revenues almost flat despite a significant reduction in marketing expenses given improvements in its ability to reach out to customers and by upgrading and upselling existing customers to higher billing frequency plans as well as higher revenue plans.

The reduction in marketing expenses was a strategic choice the Company made to invest in bringing out a mobile-first product compared to an existing product that was only available on laptops, desktops and tablet devices. The Company also made a strategic choice to direct more investment towards the development of Artificial Intelligence (AI) capabilities within the product stack to be prepared to address the changing landscape and expectations of customers.

Cost of sales:

Cost of Sales for fiscal year 2022 was $1,348,817 compared to $1,255,731 in fiscal year 2023. This was a net reduction of $93,086 in Cost of Sales in 2023 compared to 2022 consistent with a proportional reduction in revenues between fiscal years 2023 and 2022. However, the Cost of Sales as a percentage of revenues remained constant at 29.5% in both fiscal years 2023 and 2022 indicating no fundamental operational change in how the Company offered tutoring services to customers.

Gross margins:

Gross margins for fiscal year ending March 31st, 2022 were $3,118,090 compared to $2,994,961 in fiscal year ending March 31st, 2023. Even though Gross Margins showed a decline of 3.9% in fiscal year 2023 compared to fiscal year 2022, it essentially remained flat at 70.5% of revenues in both years. The reduction in Gross Margins was only influenced by an overall reduction in revenues between the two years. This is in line with consistent Cost of Sales in both years, reflecting no change in the way tutoring operations were delivered in both years.

Expenses:

Operating expenses, excluding interest payments, for fiscal year ended March 31st, 2022 were $6,066,452 compared to $4,366,259 in fiscal year ended March 31st, 2023 reflecting an overall decrease of $1,700,193 or 28% between the two years.

The decrease in operating expenses was predominantly driven by a decrease of $1,283,759 in Marketing expenses, decrease of outsourced services expenses for marketing and outsourced product development of $315,395, and a decrease in payroll expenses of $426,561 driven by converting full-time work to consulting services expenses. These reductions were offset by an increase in web hosting and IT Services expenses, reflecting our commitment to develop our new 3.0 mobile-first product as well as investments in the use of Artificial Intelligence in our product and services. There was an increase of $334,577 in sales commissions reflecting investments in an inside sales team to upsell customers to upgrade to higher revenue-generating plans as well as to convert to higher billing frequency plans.

There was also an increase in interest expense of $428,235 between fiscal years 2023 and 2022, reflecting the assumption of revenue-based financing with Founder Path in the 2023 fiscal year.

Historical results and cash flows:

The Company is currently in the growth stage and generating over $4M in revenues. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of the maturity of our products, added marketing investments and strong competitive positioning. Past cash was primarily generated through equity and debt investments, and revenues from customer sales. Our goal is to generate significantly more revenues over the course of the next two years with added investments in marketing and sales, as well as partnerships with businesses and influencers who will be able to widen our access to get in front of parents of students in grades K-12.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2024, the Company has capital resources available in the form of a line of credit for $600,000 from Syven Capital, anticipated cash proceeds of approximately $500,000 from the sale of Net Operating Losses through the New Jersey Economic Development Authority (NJEDA), anticipated shareholder capital contributions in the amount of $400,000, and access to Receivables Financing of approximately $700,000 and $200,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations and are required to support marketing and sales expenses to support growth in revenues.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company to support its growth objectives. Of the total funds that our Company has access to, approximately 70% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 9 months. This is based on a current monthly burn rate of $100,000 for expenses related to salaries, marketing expenses, R&D, Software Development, tutor payments for Cost of Sales and general & administrative expenses like patent prosecutions, accounting expenses and miscellaneous other services. We also anticipate that, should we only be able to raise the minimum capital via this Crowdfunding opportunity, to continue the growth of the Company, we will likely pursue raising capital through alternative sources including venture or angel equity or debt investments, venture debt, and revenue-based financing vehicles.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $100,000 for expenses related to salaries, marketing expenses, R&D, Software Development, tutor payments for Cost of Sales and general & administrative expenses like patent prosecutions, accounting expenses and miscellaneous other services. We do not expect the monthly burn rate to increase significantly or at all with additional capital raise. This is because we anticipate that the added spend on marketing will generate additional revenues that will offset additional operating expenses, thus keeping net burn to be holding steady.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has contemplated raising additional capital in the future including raising funds via a Reg A+ offering or an IPO. Given the Company's experience in using AI capabilities and the continuous innovation opportunities afforded by AI, we expect to continue to raise capital to make additional investments in AI capabilities and strengthen the Company's leadership in this space.

Indebtedness

- Creditor: Raj Valli
  Amount Owed: $5,121.00
  Interest Rate: 0.0%

- Creditor: NJEDA Loan
  Amount Owed: $600,823.00
  Interest Rate: 9.8%
  Disbursement of loan proceeds is based on agreed upon milestones. As of December 31, 2016, $565,000 was disbursed by NJEDA. Additional loan proceeds as of $235,000 were subsequently disbursed by March 2017. The interest rate is

9.8% per annum with no payment on this note for the first 12 months with interest to be accrued and capitalized. The default interest rate is 2% plus the regular interest rate. NJEDA loans amounted to $600,823 and $640,451 as of March 31, 2023 and 2022. This includes the current portion of loans payable in the amount of $606,000 and $39,718 for the same years. Interest expense from this loan amounted to $51,983.11 and $65,376.45 for the same years. This note has been paid in full in September 2023.

- Creditor: Founder Path, Inc.
  Amount Owed: $217,606.00
  Interest Rate: 2.0%
  The Company entered into an agreement with Founder Path, Inc. in Q4 2021. This is a revenue-based financing agreement whereby the company was able to raise non-dilutive capital by pledging a percentage of future ongoing revenue. The total receivables financed was $25,0225 at a discount rate of 2% per annum.

- Creditor: Innospark Ventures
  Amount Owed: $500,000.00
  Interest Rate: 8.0%
  Maturity Date: December 01, 2025
  Interest rate for this loan was 4.55% per annum for the first 120 days, then 8% per annum, with the loan repayable in Dec. 2025. Interest expense (combined with Syvan loan) amounted to $10,616.66 for the year ended March 31, 2023. This loan was a bridge loan offered to Thinkster with the intent to help facilitate the Company to engage in strategic discussions.

- Creditor: Syven Capital
  Amount Owed: $200,000.00
  Interest Rate: 8.0%
  Maturity Date: December 01, 2025
  Interest rate for this loan was 4.55% per annum for the first 120 days, then 8% per annum, with the loan repayable in Dec. 2025. Interest expense (combined with Innospark loan) amounted to $10,616.66 for the year ended March 31, 2023. This loan was a bridge loan offered to Thinkster with the intent to help facilitate the Company to engage in strategic discussions.

Related Party Transactions

- Name of Person: Raj Valli
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: As of the year ended March 31st, 2023, the Company had an outstanding loan payable to shareholder, Raj Valli, of the company for $5,121.
  Material Terms: The balance is non-interest bearing and due on demand.

- Name of Entity: Syven Capital
  Names of 20% owners: Sundaresan Natarajan
  Relationship to Company: Director
  Nature / amount of interest in the transaction: As of the year ended March 31, 2023, the Company had $100K in shareholder loans at an interest rate of 8%.
  Material Terms: See Indetbedness section for material terms of this loan.

Valuation

Pre-Money Valuation: $35,460,480.30

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The Company currently has 60,158,577 total shares, 14,843,580 warrants, and 9,427,558 options outstanding. Please see the Company Securities section for further information on outstanding securities.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.88 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  18.0%
  New product development including development of more AI driven product and service components.

- Marketing
  58.0%
  Direct marketing expenses to help with the growth in revenues.

- Company Employment
  8.0%
  Hire key personnel for daily operations, including the following roles: Sales and Marketing, Engineering, Customer service, and Customer Support. Wages to be commensurate with training, experience and position.

- Working Capital
  9.0%
  Expenses for product development, business development as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than July 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://hellothinkster.com/ (www.HelloThinkster.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/thinksterlearning

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Thinkster Learning, Inc.

[See attached]

Thinkster Learning, Inc
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years ended March 31, 2023 & 2022

Table of Contents

RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Thinkster Learning, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of March 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 15, 2024

THINKSTER LEARNING, INC. CONSOLIDATED STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Consolidated Unaudited Financial Statements

	As of March 31	
	2,023	**2,022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	233,288	999,135
Accounts Receivable	37,249	67,471
Employee Advances	19,025	4,670
Deferred Tax Asset	14,856	37,246
Total Current Assets	304,418	1,108,521
Furniture, Equipment, and Leasehold Improvements	141,844	139,623
Research and Development	422,961	45,997
Software	1,996,977	1,997,694
Accumulated Depreciation/Amortization	(943,560)	(809,758)
Security Deposit	11,971	12,971
Total Non-Current Assets	1,630,193	1,386,527
TOTAL ASSETS	1,934,611	2,495,048
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	193,612	205,430
Deferred Revenue	872,361	716,093
Interest Payable	430,275	9,584
Payroll Liabilities	80,167	-
Shareholder Loan	5,121	5,121
Total Current Liabilities	1,581,536	936,228
Non-Current Liabilities:		
ShareholderLoans	100,000	100,000
Notes Payable	5,388,429	4,633,436
Debt Issue Costs less amortization	6,616	7,418
Gratuity Payable- India Entity	11,877	11,877
Statutory Liabilities- India Entity	8,627	5,301

Wages Payable	0	4,492
Professional Fees	1,260	1,260
Total Non-Current Liabilities	5,516,810	4,763,784
TOTAL LIABILITIES	7,098,346	5,700,012
EQUITY		
Common Stock Authorized: 80,000,000, par $.001 Outstanding: 17,540,452	17,540	17,540
Preferred Stock Authorized: 30,000,000, par $.001 Outstanding: 20,060,201	2,006	2,006
Additional Paid in Capital	7,384,332	7,384,332
Accumulated Other Comprehensive Income	113,356	133,079
Accumulated Deficit	(12,680,969)	(10,741,921)
Total Equity	(5,163,735)	(3,204,964)
TOTAL LIABILITIES AND EQUITY	1,934,611	2,495,048

THINKSTER LEARNING, INC. CONSOLIDATED STATEMENT OF OPERATIONS

See Accompanying Notes to these Consolidated Unaudited Financial Statements

	Year Ended March 31	
	2,023	**2,022**
Revenue		
Operations	4,250,692	4,466,907
Cost of Revenue		
Operations	1,255,731	1,348,817
Gross Profit	***2,994,961***	***3,118,090***
Operating Expenses		
Operations and Research Expense	673,557	926,161
Advertising and Marketing	1,350,872	2,634,631
Business and Professional Fees	232,741	548,136
Web Hosting / IT Services	560,384	394,695
Commissions	349,577	15,000
Student Rewards	67,510	101,384
General and Administrative	87,455	75,771
Payroll Expenses	361,506	788,067
Payroll Taxes and Benefits	48,670	60,185
Employee Benefits	471,043	373,526
Interest Expense	-	-
Rent and Lease	16,168	31,514
Depreciation and Amortization	146,776	117,382
Total Operating Expenses	***4,366,259***	***6,066,452***
Operating Income (loss)	**(1,371,298)**	**(2,948,362)**
Other Income:		
Other Income	21,351	35,727
Interest Income	42	9,834
Other		
Total Other Income	21,393	45,561
Other Expense:		
Other Expense	-	-
Interest Expense	545,818	117,583

Other	39,180	39,869
Total Other Expense	***584,999***	***157,452***
Earnings Before Income Taxes	(1,934,904)	(3,060,254)
Provision for Income Tax Expense/(Benefit)	1,498	1,427
Net Income (loss)	**(1,936,402)**	**(3,061,681)**

THINKSTER LEARNING, INC. CONSOLIDATED STATEMENT OF CASH FLOWS

See Accompanying Notes to these Consolidated Unaudited Financial Statements

	Year Ended March 31,	
	2,023	**2,022**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,936,402)	(3,061,681)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization / Depreciation	146,776	117,382
Accounts Payable and Accrued Expenses	452,499	56,190
Accounts Receivable	30,222	(24,500)
Employee Receivables	(14,355)	-
Deferred Tax Asset	22,968	-
Deferred Revenue	156,268	113,432
Other	717	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	795,095	262,504
Net Cash provided by (used in) Operating Activities	(1,141,307)	(2,799,177)
INVESTING ACTIVITIES		
Equipment, Furniture & Fixtures	(2,221)	(2,066)
Research and Development	376,964	-
Software	717	-
Net Cash provided by (used by) Investing Activities	375,460	(2,066)
FINANCING ACTIVITIES		
Issuance of Common Stock/Member contributions	-	-
Debt	-	3,712,411
Net Cash provided by (used in) Financing Activities	-	3,712,411
Cash at the beginning of period	999,135	87,967
Net Cash increase (decrease) for period	(765,847)	911,168
Cash at end of period	**233,288**	**999,135**

THINKSTER LEARNING, INC. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Consolidated Unaudited Financial Statements

Statement of Changes in Shareholder Equity							
	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	Additional Paid In Capital	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 4/1/2021	17,540,452	17,540	20,060,201	2,006	7,384,332	(7,675,923)	(272,045)
Issuance of Common Stock	-	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	-	-	-	-	-
Other	-	-	-	-	-	(251)	(251)
Foreign Currency Currency Translation Adjustment	-	-	-	-	-	133,079	133,079
Net Income (Loss)	-	-	-	-	-	(3,065,747)	(3,065,747)
Ending Balance 3/31/2022	17,540,452	17,540	20,060,201	2,006	7,384,332	(10,608,842)	(3,204,964)
Issuance of Common Stock	-	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	-	-	-	-	-
Other	-	-	-	-	-	1,437	1,437
Prior Period Adjustment for Foreign Currency Adjustment to Accumulated Deficit	-	-	-	-	-	(133,079)	(133,079)
Foreign Currency Currency Translation Adjustment	-	-	-	-	-	113,356	113,356
Net Income (Loss)	-	-	-	-	-	(1,940,485)	(1,940,485)
Ending Balance 3/31/2023	17,540,452	17,540	20,060,201	2,006	7,384,332	(12,567,613)	(5,163,735)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Thinkster Learning, Inc ("the Company") was formed in Delaware on January 15, 2014. The Company is an educational technology company that harnesses its patented AI engine to offer a revolutionary online learning acceleration program designed to cater to the diverse learning styles of K–12 students.

The Company invested $488,439 in its subsidiary, Prazas Learning India Private Limited and acquired 99.99% ownership interest. The subsidiary is located in India.

The company has the world's first AI & behavior based learning program with broad subject matter and language capabilities with global reach. It's hyper-personalization learning engine, driven by scalable and patented AI with access to expert tutors and use of cognitive science removes the fear of learning, builds confidence and drives motivation among students all over the world.

Given its scale and reach among thousands of students and parents across the world, the company has raving media reviews from The New York Times, TheWall Street Journal, Fortune, Forbes, PBS, Scholastic, ABC, NBC, CBS, FOX and many more. The Company also has support from some of the most discerning investors including Sand Hills Angels, Soundboard Venture Fund, Innospark Ventures, Aarin Capital, Strada Education, Syven Capital, John Katzman, and the family office of the Late Gary Comer, Founder of Lands End, among many others.

The Company serves customers in a global market and is in over 30+ countries.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and realized losses in multiple years, including its most recent two fiscal years may continue to generate losses. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last

3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on March 31.

Basis of Consolidation – Foreign Operations.

The financials of the Company include its subsidiary, Prazas Learning India Pvt Limited, an entity operating out of India. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive losses in the consolidated financial statements. Foreign currency translation adjustments resulted in gains of $113,356 and $133,079 in 2023 and 2022, respectively.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of March 31, 2023 and March 31, 2022.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $233,288 and $999,135 in cash and $0 and $0 in cash equivalents as of March 31, 2023 and March 31, 2022, respectively.

Accounts Receivable
Generally, as a direct to consumer-focused business, the company does not carry any significant accounts receivable at any time since payments are automatically made monthly/ periodically by consumers. When consumers do not make payments. Trade accounts receivable is established with charter schools and collection companies on accrual basis based on contract terms.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

The Company contracted with payment processing companies for collecting funds from software subscribers. These funds are then credited to the Thinkster bank account. Any amount not yet credited as of the month end is being recorded as accounts receivable. The Accounts Receivable also included billing to charter schools during the fiscal year of March 2022. Both of these transactions have been discontinued for the fiscal year of March 31, 2023. As of March 31, 2023 and 2022, accounts receivable balances were $37,249 for 2023 and $67,471 for 2022.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for March 31, 2023.

The Property and Equipment balance net accumulated depreciation totaled $3,192,237 as of 3/31/23.

Property Type	Book Value as of 3/31/23
Furniture, Equipment, and Leasehold Improvements	141,844
Software	1,996,977
Accumulated Depreciation/Amortization	(943,560)
Software	1,996,977
Ending Balance as of 3/31/23	3,192,237

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be three (3) years.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling subscriptions. Revenue is recognized upon monthly subscription billing. Students register for their level of learning within the company website. Payments are processed through Braintree, AMEX, Paypal etc. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period and revenue is recognized over the life of the subscription as performance obligations are satisfied. The company deferred revenue of $872,361 and $716,093 for the years ended 2023 and 2022 respectively for prepaid subscriptions with remaining performance obligations.

Cost of Revenues

Costs of sales primarily consist of payments to teachers providing tutoring services to students. The company also includes credit card processing fees for receiving customer subscription payments, expenses related to payment of student reward cards as well as server fees related to providing services to customers.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of bank service charges and office supplies & other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of the year ended March 31st, 2023, the Company had an outstanding loan payable to shareholder, Raj Valli, of the company for $5,121. The balance is non-interest bearing and due on demand.

As of the year ended March 31, 2023, the Company had $100K in shareholder loans at an interest rate of 8%. See Note 5 for additional information.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The company entered into an agreement with Founder Path, Inc. in Q4 2021. This is a revenue-based financing agreement whereby the company was able to raise non-dilutive capital by pledging a percentage of future ongoing revenue. The total receivables financed was $25,0225 at a discount rate of 2% per annum. The principal remaining as of March 31, 2023 was $217,606.

The company borrowed $200,000 from Syven Capital and $500,000 from Innospark Ventures between December 2022 and January 2023 as an interim loan. Interest rate for this loan was 4.55% per annum for the first 120 days, then 8% per annum, with the loan repayable in Dec 2025 Interest expense amounted to $10,616.66 for the year ended March 31, 2023. This loan was a bridge loan offered to Thinkster with the intent to help facilitate the company to engage in strategic discussions.

The company borrowed $3,970,000 from various entities and individuals between May and July of 2021 as convertible notes payable. Interest rates for these loans were 6% and interest expense amounted to $410,882 and $172,682.47 for the years ended March 31, 2023 and 2022. These loans are convertible into equity at a minimum valuation of $18M or 20% discount to valuations above $18M.

As of June 2016, Thinkster Learning Inc. was granted a convertible loan by the New Jersey Economic Development Authority (NJEDA) for $800,000. Disbursement of loan proceeds is based on agreed upon milestones. As of December 31, 2016, $565,000 was disbursed by NJEDA. Additional loan proceeds as of $235,000 were subsequently disbursed by March 2017. The interest rate is 9.8% per annum with no payment on this note for the first 12 months with interest to be accrued and capitalized. The default interest rate is 2 %

plus the regular interest rate. NJEDA loans amounted to $600,823 and $640,451 as of March 31, 2023 and 2022. This includes the current portion of loans payable in the amount of $606,000 and $39,718 for the same years. Interest expense from this loan amounted to $51,983.11 and $65,376.45 for the same years. This note has been paid in full subsequent to March 31, 2023. See subsequent events for additional information.

Additionally, the company entered into a series of loans with Syven Capital for a total amount of $200k.

A summary of all loans as of March 31, 2023 is below:

Lender	Balance at 3/31/23	Interest
Raj Valli- (Shareholder)	$5,121.00	0%
NJEDA Loan	$600,823.00	10%
Founder's Loan 2021	$217,606.00	2%
Innospark	$500,000.00	4.55%; 8% (after 120 days)
Syven- Raj Valli (Shareholder)	$50,000.00	4.55%; 8% (after 120 days)
Syven- Sundi	$100,000.00	4.55%; 8% (after 120 days)
Syven- Raju- Shareholder	$50,000.00	4.55%; 8% (after 120 days)
Convertible Notes	$3,970,000.00	6%
Total	**$5,493,550.00**	

NOTE 6 – EQUITY

The Company has authorized 80,000,000 shares of common shares with a par value of $0.001 per share. 17,540,452 shares were issued and outstanding as of March 31, 2023.

The Company has authorized 30,000,000 shares of Preferred Stock with a par value of $.001. The shares are designated as Series A-1 Preferred and Series Seed Preferred. 5,7075,661 Series Seed and 14,354,541 Series A-1 Preferred shares were issued and outstanding as of March 31, 2023. Total preferred shares issued and outstanding were 20,060,201.

Voting
Common stockholders are entitled to one vote per share.

Holder's of Preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends
The holders of Series A-1 Preferred Stock and Preferred Seed Stock shall not accrue or otherwise be entitled to any dividends on the Series A-1 Original Issue Price or the Series Seed Original Issue Price. The Original Issue

Price is $.1551 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, stock combination or other similar recapitalization with respect to the Series A-1 Preferred Stock. are entitled to receive dividends when and if declared by the Board of Directors. The Series A Original Issue Price shall mean $.516 per share, subject to appropriate adjustment in the event of an stock dividend, stock split, stock combination or other similar recapitalization with respect to the Series A Preferred Stock. The Series Seed Original Issue Price shall mean $.202 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A-1 preferred stock are entitled to receive prior to, and in preference to, any distribution to the Series A Preferred Stock, Series Seed Preferred Stock or Common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to March 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 15, 2024, the date these financial statements were available to be issued.

The Company entered into an agreement with Founder Path, Inc. in Q4 2023. This is a revenue-based financing agreement whereby the company was able to raise non-dilutive capital by pledging a percentage of future ongoing revenue. The total receivables financed was $800,000 at a discount rate of 2% per annum. The principal remaining as of January 31, 2024 was $545,386.

The Company paid the NJEDA loan balance in full in September 2024.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Organizing Tutoring Market with Coaches Superpowered by AI

Thinkster is a revolutionary learning platform where patented AI meets expert coaching to redefine tutoring. With over $12M in funding and $21M in revenues since launch, we have customers in over 30 countries and attract 4M+ monthly website visitors. Join us in ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Invest in a Groundbreaking & Patented AI Tutoring Platform
Over $21 Million in Revenues Since Launch!
THINKSTER

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RAISED	INVESTORS
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MIN INVEST	**VALUATION**
$249.90	$35.46M

REASONS TO INVEST

- We have generated over $21M in revenues at 70% Gross Margins, with 4.85/5 star customer reviews, & have 4M+ visitors exploring our website MoM. Our target is the global tutoring market estimated to reach $300B by 2030.

- We have raised over $12M in funding from some of the most respected investors in the industry, like Innospark Ventures, Syven Capital, Sand Hills Angels, & John Katzman (Co-founder of The Princeton Review), & more.

- We have rave reviews from The Wall Street Journal, The New York Times, & others, and a strong customer average retention rate of 2.5+ years.

TEAM



Rajesh Elayavalli • Founder, Board Member, CEO & Chief Happiness Officer

Raj Valli, CEO of Thinkster, leads the AI-driven math tutoring platform recognized by The New York Times and Forbes. With a 25-year career in finance and tech, he's fostered a data-centric culture, serving students in 30+ countries. An IIT Chennai alum, he's also ...

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Rupa Gurumurthy • Chief Operating Officer

Rupa Gurumurthy, COO, has worked for small startups and large corporations, where she developed a diverse skill set adaptable to various businesses. She honed her expertise in product management at PayPal & Melity LLC, where she contributed to shaping ...

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Vic Vuchic • Board Member

Vic, an expert in edtech and philanthropy, advises at the Gates Foundation. Known for launching initiatives that boost education access globally, he excels in learning science and product strategy, impacting millions worldwide.

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THE PITCH

Our Mission Statement

Build the #1 Global Learning Platform
Driven by AI, Behavior Science, and Expert Tutors
that Guarantees Learning Outcomes.

Trusted by Thousands of Parents in 30+ Countries and the Best Media in the World

The New York Times

"Thinkster brings 21st century technology efficiencies to 19th century teaching methods."

THE WALL STREET JOURNAL.

"A teaching coach uses it to develop a personalized learning plan... [to] help fill in the knowledge gaps in math."

Forbes · FAST COMPANY · Cult of Mac · FORTUNE · PBS · USA TODAY · abc · CBS · NBC · FOX

These testimonials may not be representative of the experience of other investors and are not a guarantee of future performance or success. Some of these press features listed above and linked below include references to Thinkster and our prior brand name Tabtor. The company changed its app product name from Tabtor to Thinkster in March 2017.

Sources: Forbes (2015), Fast Company (2013), Cult of Mac (2015), Fortune (2021), PBS (2019), USA Today (2021), ABC (2015), CBS (2014), NBC (2014), FOX (2014), New York Times (2014)

Love & Support from Outstanding Educators and Investors



Vic Vuchic

Advisor to the President of US Programs
AI and Digital Initiatives
Bill & Melinda Gates Foundation;
Board Member, Thinkster

"AI is starting to transform the edtech marketplace. Thinkster has an incredible head start having understood this potential for years and applying it to the critical tutoring industry. Thinkster's ability to leverage AI to support both tutors and learners is unique and a more comprehensive approach that yields results.

As a leading innovator and learning scientist over the last two decades (worked at the Hewlett and Gates Foundations and Digital Promise), I believe Thinkster has tremendous potential to grow and transform the marketplace with a true focus on impact."



Deepak Verma

Partner, Innospark Ventures;
Board Member, Thinkster

"Innospark is an early-stage venture fund that invests in startups using defensible AI to solve complex problems and transform industries. We led the Series A round in 2021 and have participated in subsequent rounds.

Thinkster's personalized math tutoring solution makes tutors more effective, students more engaged, and parents happy. As a result, the Company experiences higher stickiness and lower churn than the competition. Thinkster's AI enables personalized learning at scale and has the potential to transform the learning experience of students worldwide."



Raju Venkatraman

Founder & Managing Partner of Syven Capital; Board Member, Thinkster

"Investing in Thinkster was a strategic decision driven by the belief in the transformative power of education. Thinkster is not just another ed-tech company; it represents the future of AI-driven personalized learning and academic success.

I was drawn by Thinkster's ability to address the global need for effective, accessible, and personalized education making it compelling for me to invest. Their commitment to innovation, evidenced by recent patent issuance, underscores their vision for sustainable growth. Given this, I have reinvested in Thinkster whenever there was an opportunity available for me to invest."



Sundi Natarajan

Visionary Investor in several High Tech companies; Successful Multiple Exits, Co-founder Sparksoft Corporation & TiE Global Board of Trustees;
Board Member, Thinkster

"Thinkster Math has cracked a very unique problem in the Education market using man (tutor) and machine (AI) combination to deliver affordable personalized tutoring with guaranteed learning outcomes.

Though the initial success has been in the US Market offering Math, the business model can be easily scaled across various subjects, geographies with minimal efforts.

Thinkster Math has been a visionary in adopting AI and Machine learning for the last several years resulting in two issued US Patents in Ed tech AI and will be the pioneers in expanding the reach globally."

Join Thinkster's journey to redefine education—invest today and empower the next generation of learners with the tools to succeed in a rapidly changing world.

*These testimonials may not be representative of the experience of other investors, their investments may be on different terms, and are not a guarantee of future performance or success.

We Plan to Organize the Tutoring Market

Much Like E-Commerce, Video Rental, & Taxi Ride Hailing Markets Were Transformed

AI-Enabled Companies Are Set to Revolutionize the Education Landscape

Our AI Platform Gives Us Various Advantages

We Are Revolutionizing Learning Efficiency

We make learning easier and faster with AI that adapts to each student's needs and goals.

We Are Shaking Up the Tutoring Market

Much like the taxi market was organized, there is a huge potential for a tech-savvy company to offer a platform that connects students with qualified and motivated tutors who use AI to enhance their teaching.

We Believe We Are Transforming Tutoring Economics

We make tutoring more affordable with AI while making human intervention efficient.

We Can Sell To Consumers & Schools

In addition to selling to consumers globally, schools are looking for and funding AI solutions that can improve the academic outcomes of their students.

We Believe We Are Able To Disrupt The Tutoring Market

The tutoring market is disorganized & expensive, with many small mom & pop tutoring companies and low-tech providers that offer inconsistent quality and service and do not have access to AI/Smart Tech.

Our AI Platform Gives Us The Potential To Scale

With students already in over 30 countries using our product, we are planning to offer tutoring in any subject, for any grade, in any country, allowing us to scale.

Proven Results That Have Helped Thousands of Students Around the World



Thinkster has greatly increased Victor's confidence and ability to think analytically. When in 3rd grade, he tested at the 5th grade standardized math level! He scored in the 98% of students in the 3rd grade.



Virat received a flawless FSA score and a certificate of appreciation from Florida's Governor. He's in the school's gifted program and ranks in the top 1% on the Weschler Intelligence Scale for Children - Third Edition (WISC-III).

Suhani went from Stage 2 (Score 485) to Stage 4 (score 547) performance in Math scores on the Connecticut Mastery Test (CMT) in less than a year.


Mathematics Vertical Scale Score Results
Suhani's performance on the standard Mathematics test using the vertical scales is presented below.
Student's Score
School Average
District Average

The figure shows how Alyssa, a second grader showed performance at the 5th grade level on the STAR Math Assessment, just a year after she started doing Thinkster!



This Thinkster initially received an RIT score of 210 on the math section of the MAP test. Within a year, she improved her math confidence and bumped up her RIT score by 10 points.


GROWTH OVER TIME
Before
After

With Outstanding Parent Reviews

9.85 out of 10 Stars

Verified Reviews
BY SKEEPERS

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

THE PROBLEM

The Problem With Current Tutoring Market

No Standardization

- Tutoring is messy and unreliable, lacking clear standards.
- Methods vary between tutoring companies, leaving parents and students uncertain about effectiveness.

Limited Personalization

- Traditional tutoring puts one tutor with many students, lacking personalization.
- Personalized 1:1 tutoring needs advanced technology, data analysis, and tailored teaching, which human tutors are not able to do by themselves.

Expensive, Uses Outdated & Inefficient Practices

- Other industries have used technology to improve their services, but tutoring still relies on retail footprint and human labor.
- Technology is only used to find tutors, not to help students learn better or faster.

Learning Feels Like a Chore

- Outdated approaches make learning feel like a chore for students and not fun.
- Traditional tutoring prioritizes short-term results rather than long-term growth and confidence.

Widespread Unhappiness & Dissatisfaction

- Tutors feel underpaid, do not have consistent incomes, and are under-appreciated.
- Parents are doubtful, skeptical, and unhappy.
- Students remain frustrated and unprepared.

OUR SOLUTION

Thinkster's Solution

Smart, Personalized Learning Using AI

- We use AI to make learning easier and faster for each student.
- Provide results-driven, high-quality & reliable tutoring services.
- Personalized 1:1 tutoring caters to individual student learning needs.

Students Have Fun Learning

- Transforms learning into a fun & engaging experience for students.
- Students earn cash gift cards up to $5 each month for learning achievements, which keeps them motivated to learn.

Makes Tutoring Affordable

- Eliminates cost inefficiencies associated with outdated manual processes.
- Reduces the overhead of expensive physical tutoring centers, making tutoring more affordable for parents.

We Provide Transparency, Trust, and Satisfaction

For Parents

- Parents get background-checked, motivated, and experienced tutors who use AI to deliver personalized learning for each student.
- Receive detailed written weekly progress reports that transparently show student progress.
- Get a money-back guarantee if parents do not see results.

For Tutors

- Tutors are motivated as they earn consistent monthly income.
- Get paid bonuses for student success.
- Get career opportunities for growth.

And It Is Scalable For Any Subject, Content, or Geography

By Adding Subjects and Expanding Geographies, We Anticipate Fast Revenue Growth & Lower Cost of Customer Acquisition

Each layer is a subject we can add that brings its own growth:

Planning to launch more courses: (SAT/ACT, Other Test Prep, Honors and AP Levels for Math, Physics, Chemistry)

Planning to expand other countries (We've already added UK, India, Australia Curriculum)

We're already added Test Prep

We're already added Reading Comprehension

We're already added High School Algebra & Geometry

HOW IT WORKS

Our AI-Tech Works for Any Subject or Type of Student

Making It Scalable Across K-12, Higher Ed, Corporate Training, and Professional Certification Uses



QUESTION DIFFICULTY



STUDENT ABILITY

We use the same AI models that powers work in aerospace, drug discovery and computational finance, and have created a smart and intelligent tutoring system that works for any subject or grade level.

We use a combination of machine learning and deep learning algorithms specifically designed to guarantee student results.

How Does Our AI Work?





PERSONALIZATION AI

Our smart AI system has a special way of making learning personalized for each student.

- It uses different kinds of smart models, including ones that uses graphs and maps of topics and questions that each student needs to learn and how they are connected.
- It uses this to figure out what the student knows, how well they will learn different topics, and how good they are at learning in general.
- It then adapts to the student's answers and gives them the right questions at the right level.
- It also uses a lot of data to measure how hard the questions are, how well the student is learning, and what they need to work on next.



NARRATIVE & EXPLAINABLE AI

- This AI explains how our personalization AI works and the decisions it recommends in the form of reports that students, teachers and parents find very useful and actionable.

Our Learning Process:

Thinkster makes learning personal and engaging for students.

- We start by giving students a grade-level appropriate and AI-adaptive math test. Parents then receive a detailed and actionable written report with the test results.
- Each student is assigned a dedicated expert tutor who focuses on teaching and connecting with students, making learning more effective.
- Students get tailored lessons and feedback, helping them learn at their own pace.


Identification of fractions
Fill in the missing number to make the equation true.
96 ÷ 7 = (13 x 8) ÷ 7
You're on a roll!
Packet complete!

- Our patented AI technology creates custom learning paths for each student, making learning smooth and fun.
- Like music apps curate playlists based on what you listen to, Thinkster uses innovative technology to curate personalized math lessons for students. And it's getting ready to do the same for other subjects too!
- Students can earn up to $5 in cash gift cards each month by completing learning activities.
- Parents can easily monitor their child's progress using our Dynamic Progress Matrix, detailed and actionable student progress reports, and our dedicated Parent Insights App.


Progress report
Dashboard
Algebra 1
Number representation
Number relation
Addition
Subtraction
Multiplication
Thinkster Insight
Marie's Activity
DAILY
WEEKLY
Weekly Activity
May-11 to May-17
13 Worksheets

Dynamic Progress Matrix

Progress Reports

Parent App

We also help students build strong study habits and make learning math feel like a fun puzzle, not a chore.

THE MARKET & OUR TRACTION

Reshaping a Major Growing Industry with Our Patented Technology

Private Tutoring Market

Market forecast to grow at CAGR of 8.7%


USD 287.9B
USD 159.3B
2023
2030

Source: Research and Markets

The global tutoring market size was valued at $159.3 billion in 2023 and is predicted to grow to $287.9 billion by 2030 at a CAGR of 8.7%. We plan to disrupt this market by enabling tutors to use our Patented AI Learning Platform to deliver guaranteed learning outcomes to students across the world. Just like taxi drivers are able to use an app to connect with customers across the world, we will help parents and tutors across the world provide students, affordable and frustration free learning experience across all subjects.

*Source

Our Traction

Our AI-driven Knowledge Acceleration Platform has delivered consistent and guaranteed outcomes to thousands of students and parents across the world.

$21M+ Generated over $21M in revenues since launch.

Really sticky customers who stay with us for over 30 months once they join.

Margins Strong gross margins since company launch means we can continue to generate cash.

4M+ Massive website traction of 4M+ visitors each month reflect the trust and love we’ve earned from students and parents.

@ 2024 All Rights Reserved

Over 300% ROAS

Compelling Return on Ad Spend (ROAS) on our marketing investments over life of customer.

30+ Countries

Strong global presence
We have customers from over 30 countries already using our product today.

4.85/5 Star Reviews

Outstanding 4.85/5-star customer reviews since launch reflect the trust and love we've earned from students and parents.

Investments Over $12M

Strong Investor Backing: Secured over $12M in funding from some of the industry's most respected and visionary investors like Innospark Ventures, Syven Capital, Aarin Capital, Sand Hills Angels, Soundboard Fund, and industry luminary John Katzman, founder of The Princeton Review.

Patented AI

Cutting-edge patented AI ensures guaranteed learning outcomes, setting us apart.

Strong Industry Recognition

Recognized on the Inc. 5000 list multiple times, and acclaimed by prestigious publications such as The Wall Street Journal, The New York Times, Fortune, Forbes, as well as major media networks like NBC, CBS, ABC, and FOX and many more.

ABOUT

HEADQUARTERS
3228 State Highway 27, Suite 2B Kendall Park, NJ 08824

WEBSITE
View Site

Thinkster is a revolutionary learning platform where patented AI meets expert coaching to redefine tutoring. With over $12M in funding and $21M in revenues since launch we have customers in ... and attract 4M+ monthly website visitors. Join us in transforming the $300B (est...) tutoring market, much like ride-hailing companies organized the taxi market.

TERMS

Thinkster Learning

Overview

PRICE PER SHARE
$0.42

VALUATION
$35.16M

DEADLINE
Jun. 17, 2024 at 8:29 PM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$249.90

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.56

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
35,714

SHARES OFFERED
Series CF Preferred Stock

MAX NUMBER OF SHARES OFFERED
2,940,475

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

WHY INVEST

Join Our Quest to Make Tutoring Better For a Massively Growing Market

Reasons to Invest

Transforms the Lives of Students, Tutors, Parents

Long Customer Lifetimes, Sticky Customers

Scalable To Multiple Subjects & Geographies

Historically Compelling Return on Ad Spend (ROAS)

Important Message

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Risks

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Reservation Perks

All reservation holders who formally indicated interest during the TTW phase will receive 10% bonus shares.

Loyalty Perks

All previous investors or those on Thinkster's loyalty list to receive 10% bonus shares.

Early Bird Perks

Invest $500+ within the first 2 weeks | 5% bonus shares

Volume-Based Perks

Tier 1 perk - Invest $249.90+ and Get $25 off toward any Thinkster plan

Tier 2 perk - Invest $500+ and Get $50 off toward any Thinkster plan + 2% bonus shares

Tier 3 perk - Invest $1000+ and Get $250 off toward any Thinkster plan + 3% bonus shares

Tier 4 perk - Invest $5000+ and Get $500 off toward any Thinkster plan + 5% bonus shares

Tier 5 perk - Invest $10,000+ and Get $1250 off toward any Thinkster plan + 9% bonus shares

Tier 6 perk - Invest $25,000+ and Get $2500 off toward any Thinkster plan + 12% bonus shares

Tier 7 perk - Invest $50,000+ and Get $2500 off toward any Thinkster plan + 25% bonus shares

Tier 8 perk - Invest $100,000+ and Get $2500 off toward any Thinkster plan + 30% bonus shares

Tier 9 perk - Invest $250,000+ and Get $2500 off toward any Thinkster plan + 40% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Thinkster Learning, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Preferred Stock at $0.42 / share, you will receive 110 shares of Series CF Preferred Stock, meaning you'll own 110 shares for $42. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus, the Loyalty Bonus, and the Reservation Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

AI Technology Platform Makes Tutoring Effective & Affordable

Large $160B Market

Experienced Team

*Source

Investing in Thinkster now means being part of an industry that is always in demand and constantly growing.

- The number of students in K-12 space is constantly growing. There were over 1.35 billion students in the K-12 segment worldwide in 2022. The global population is expected to add another 1.7 billion children in the next 30 years (source). This means that you have the opportunity to invest in an industry that has a continuously growing market that demands affordable learning solutions.

1.35B Total Learners in K-12 Globally

Consistent Growth in Primary and Secondary Education Learners, Years 2000-2020

Number of pupils in primary education worldwide from 2000 to 2020 (in millions)



740M Primary Ed. Learners in 2020
640
720
740
760
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020



Sources
World Bank; UNESCO Institute for Statistics
© Statista 2024
Additional Information:
Worldwide; World Bank; 2000 to 2020

In 2020, 740M Primary Education Learners Globally



Number of pupils in secondary education worldwide from 2000 to 2020 (in millions)
Number of pupils in millions
614M Secondary Ed. Learners in 2020
Sources
World Bank; UNESCO Institute for Statistics
© Statista 2024
Additional Information:
Worldwide; World Bank; 2000 to 2020

In 2020, 614M Secondary Education Learners Globally

Source: World Bank, UNESCO Institute of Statistics

*Sources: *Primary Education data*, *Secondary Education data*

- Our mission is lofty and specific. We want to organize the deeply fragmented U.S. tutoring market, where 60% of players are individual tutors and the remaining 40% players are franchises and small tutoring companies (Source). Individual tutors and small tutoring companies do not have the ability to invest in smart AI technology or provide career opportunities to tutors to engage and motivate them.
- This is an opportunity to invest in a company organizing the tutoring market. We are confident that Thinkster will become a household name and a leader in the education sector.
- Our patented AI-driven tutoring is a game-changer in personalized education, delivering superior learning outcomes and customer satisfaction. We plan to expand our AI-driven platform to other subjects and countries, tapping into the enormous potential and demand for high-quality tutoring worldwide.

Join us by investing in Thinkster, and help us make tutoring better for a massively growing market!

PRESS

USA Today

Teachers are feeling burned out. Artificial intelligence can help.

View Article

Humans For AI

The Role of Artificial Intelligence in the Education Field

View Article

Datamation

How AI is Being Used in Education

View Article

PBS

AI Technology is Disrupting the Traditional Classroom. Here's a Progress Report.

View Article

EdSurge

The Latest Startup to Join the Tutoring Arms Race: Instead, He Bought His SAT Prep Company.

View Article

Show More Press

Invest in Thinkster

Help Us Make Tutoring Better For a Massively Growing Market



JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

WC

W Kim Colich
2 months ago

Hi, How many patents have been granted? And are they owned by Thinkster Learning? Thanks. Blessings

2 0

RV

Raj Valli
Thinkster Learning • 2 months ago

Hello,
...
Show more

0

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YL

Yenpang Lin
2 months ago

What is the valuation?
What round will this investment be for?...
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1 0

RV

Raj Valli
Thinkster Learning • 2 months ago

Hi Yenpang,
...
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Narrator (V.O.): In our hearts, we are all innovators. And at the heart of innovation is the courage to fail. Because if you're too afraid to fail, you can never succeed. At Thinkster, we're here to change that, starting with young students and their education. We're a subscription based platform that uses our own patented AI technology and expert tutors to tailor study lessons and not only improve a child's education but ensure that they will successfully learn. Our customers love our results so much they stay with us for years.

[INSERT MOM TESTIMONIALS]

Narrator (V.O.): But Thinkster goes beyond being just an AI tech driven platform. Unlike one-time gig tutors, who are typical part time and hired for quick fix help. Thinkster tutors are committed to families for long-term student success.

We empower professional tutors with career opportunities and the ability to earn a consistent income each month.

Narrator (V.O.):

Much like Uber and Lyft transformed the taxi gig industry, Thinkster is seeking to revolutionize supplemental tutoring globally. By organizing a highly fragmented market, specifically the retail tutoring market and we plan to become a leading global platform based learning company.

Consider how streaming services take what a user watches, and create highly personalized recommendations based on its algorithms. That's what we currently do for math, but our platform based product is capable of so much more. We've expanded to include reading comprehension and plan to include other STEM courses with this raise.

Narrator (V.O.): With our product already on the market, and with students in over 30 countries, we are generating about $3.7M in ARR in the 2022 fiscal year.

With tutoring projected to grow to $287B global market, our goal is to increase our users to over 10M in the next three years, including in school user. , and we plan to issue dividends consistently once we achieve profitability. [INSERT KID TESTIMONIAL]

Narrator (V.O.): We also allow parents to shape Thinkster's future by helping us prioritize new growth areas and by referring their friends. We want parents to feel that Thinkster is "their" company.

[INSERT MOM TESTIMONIAL]

Narrator (V.O.): With our plan for profitability on the horizon, we plan to reward investors with dividends on a consistent basis, which makes Thinkster a compelling investment.

Narrator (V.O.): We have been listed on Inc5000 multiple times for our fast growth, and also have rave reviews from The Wall Street Journal, The New York Times, Fortune, Forbes, and many more.

And we have marquee venture investors who have invested in the growth of Thinkster who all invest in businesses that have the potential to transform industries.

Thinkster is driven by passionate people. They are committed to what they are doing. I have known this company for 8 years. I have reinvested 3 times in Thinkster over this period.

[INSERT INVESTOR TESTIMONIAL]

Narrator (V.O.):Help give every student an opportunity to achieve their goals. Investing in Thinkster gives you the chance to have equity in the future of learning.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SIXTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
THINKSTER LEARNING, INC.

Thinkster Learning, Inc. (the "**Corporation**"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Thinkster Learning, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on January 15, 2014, under the name Prazas Learning Inc.

2. That the Certificate of Incorporation of the Corporation was amended and restated pursuant to the Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on October 28, 2015.

3. That the Certificate of Incorporation of the Corporation was amended and restated pursuant to the Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on July 19, 2016.

4. That the Certificate of Incorporation of the Corporation was amended and restated pursuant to the Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on August 8, 2019.

5. That the Certificate of Incorporation of the Corporation was amended and restated pursuant to the Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on November 17, 2023.

6. That the Certificate of Incorporation of the Corporation was amended and restated pursuant to the Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on February 23, 2024.

7. That the Board of Directors duly adopted resolutions on April ___, 2024, proposing to amend and restate the Restated Certificate, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is set forth herein.

8. That the holders of a majority of the outstanding capital stock of the Corporation entitled to vote thereon were given written notice of the proposed amendment and restatement of the Restated Certificate and voted in favor of the adoption of the amendment and restatement of the Restated Certificate on March 22, 2024

9. The effective date of this SIXTH Amended and Restated Certificate of Incorporation shall be immediately upon filing thereof with the Secretary of State of the State of Delaware.

RESOLVED, that the Restated Certificate be amended and restated in its entirety to read as follows:

1: The name of this corporation is THINKSTER LEARNING, INC. (the "**Corporation**").

2: The address of the registered office of the Corporation in the State of Delaware is 3500 South Dupont Highway in the City of Dover, County of Kent 19901. The name of its registered agent at such address is USA Corporate Services Inc.

3: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

4: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is (i) 100,000,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**"), and (ii) 63,755,661 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**") of which shares of authorized Preferred Stock, 5,000,000 shares shall be designated "**Series CF Preferred Stock**", 20,000,000 shares shall be designated "**Series A-3 Preferred Stock**", 14,550,000 shares shall be designated "**Series A-2a Preferred Stock**", 2,500,000 shares shall be designated "**Series A-2b Preferred Stock**", 7,500,000 shares shall be designated "**Series A-1 Preferred Stock**", 8,500,000 shares shall be designated "**Series A Preferred Stock**" and 5,705,661 shares shall be designated "**Series Seed Preferred Stock**". Series A-2a Preferred Stock and Series A-2b Preferred Stock shall be collectively designated as "**Series A-2 Preferred Stock"**.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series of Preferred Stock, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no

cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The Series CF Preferred Stock, Series A-3 Preferred Stock, Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock and Series Seed Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends. The Series CF Preferred Stock, Series A-3 Preferred Stock, Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock and the Series Seed Preferred Stock shall not accrue or otherwise be entitled to any dividends.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

The "**Series CF Original Issue Price**" shall mean $0.3857 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, stock combination or other similar recapitalization with respect to the Series CF Preferred Stock. The "**Series A-3 Original Issue Price**" shall mean $0.3214 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, stock combination or other similar recapitalization with respect to the Series A-3 Preferred Stock. The "**Series A-2 Original Issue Price**" shall mean $0.3103 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, stock combination or other similar recapitalization with respect to the Series A-2 Preferred Stock. The "**Series A-1 Original Issue Price**" shall mean $0.1551 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, stock combination or other similar recapitalization with respect to the Series A-1 Preferred Stock. The "**Series A Original Issue Price**" shall mean $0.516 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, stock combination or other similar recapitalization with respect to the Series A Preferred Stock. The "**Series Seed Original Issue Price**" shall mean $0.202 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

A-1 IS

2.1 Preferential Payments to Holders of Series A-3 Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), the holders of shares of Series A-3 Preferred Stock then outstanding shall, except as otherwise provided herein, be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders before any payment shall be made to the holders of any other series of Preferred Stock or the Common Stock by reason of their ownership thereof, an amount per share of Series A-3 Preferred Stock equal to the Series A-3 Original Issue Price plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series A-3 Preferential Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A-3 Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A-3 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Preferential Payments to Holders of Series A-2 Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series A-3 Preferred Stock, the holders of shares of Series A-2 Preferred Stock then outstanding shall, except as otherwise provided herein, be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders before any payment shall be made to the holders of Series CF Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock, Series Seed Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the Series A-2 Original Issue Price plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series A-2 Preferential Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A-2 Preferred Stock the full amount to which they shall be entitled under this Subsection 2.2, the holders of shares of Series A-2 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.3 Preferential Payments to Holders of Series A-1 Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series A-3 Preferred Stock and Series A-2 Preferred Stock, the holders of shares of Series A-1 Preferred Stock then outstanding shall, except as otherwise provided herein, be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders before any payment shall be made to the holders of Series CF Preferred Stock, Series A Preferred Stock, Series Seed Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the Series A-1 Original Issue Price plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series A-1 Preferential Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A-1 Preferred Stock the full amount to which they shall be entitled under this Subsection 2.3, the holders of shares of Series A-1 Preferred

Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.4 Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series A-3 Preferred Stock, Series A-2 Preferred Stock and Series A-1 Preferred Stock, the holders of shares of Series A Preferred Stock then outstanding shall, except as otherwise provided herein, be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders before any payment shall be made to the holders of Series CF Preferred Stock, Series Seed Preferred or Common Stock by reason of their ownership thereof, an amount per share equal to the Series A Original Issue Price plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series A Preferential Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.4, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.5 Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series A-3 Preferred Stock, Series A-2 Preferred Stock, Series A-1 Preferred Stock and Series A Preferred Stock, the holders of shares of Series Seed Preferred Stock then outstanding shall, except as otherwise provided herein, be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders before any payment shall be made to the holders of Series CF Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the Series Seed Original Issue Price plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series Seed Preferential Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.5, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.6 Preferential Payments to Holders of Series CF Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series A-3 Preferred Stock, Series A-2 Preferred

Stock, Series A-1 Preferred Stock, Series A Preferred Stock and Series Seed Preferred Stock, the holders of shares of Series CF Preferred Stock then outstanding shall, except as otherwise provided herein, be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Series CF Original Issue Price plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series CF Preferential Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series CF Preferred Stock the full amount to which they shall be entitled under this Subsection 2.6, the holders of shares of Series CF Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.7 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment, in full, of the Series CF Preferential Amount, the Series A-3 Preferential Amount, the Series A-2 Preferential Amount, the Series A-1 Preferential Amount, the Series A Preferential Amount and Series Seed Preferential Amount, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Series A-1 Preferred Stock (on an as converted basis) and Common Stock, *pro rata* based on the number of shares held by each such holder, treating for this purpose all shares of Series A-1 Preferred Stock as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event. The aggregate amount which a holder of a share of Series CF Preferred Stock, Series A-3 Preferred Stock, Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock or Series Seed Preferred Stock is entitled to receive under Subsections 2.1, 2.2, 2.3, 2.4, 2.5 and 2.6 is hereinafter referred to as the "**Liquidation Amount**."

2.8 Deemed Liquidation Events.

2.8.1. Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of the Series A-3 Preferred Stock, Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock and Series Seed Preferred Stock, and including the holder of the largest number of outstanding shares of Series A Preferred Stock, voting together as a class on an outstanding (and not on an as-converted) basis (a "**Preferred Majority**") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.8.2. Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.8.1(a)(i) that has not been waived as a Deemed Liquidation Event as provided in Subsection 2.8.1, unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 - 2.7.

(b) In the event of the consummation of a Deemed Liquidation Event referred to in Subsection 2.8.1(a)(ii) or 2.8.1(b) that has not been waived as a Liquidation Event as provided in Subsection 2.8.1, if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the holders of at least a majority of the then outstanding shares of Preferred Stock, excluding the shares of Series CF Preferred Stock, so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as practicable after the Corporation has funds legally available therefore. Such redemption shall otherwise occur in accordance with such redemption procedures as are determined in good faith by the Board. Prior to the distribution or redemption provided for in this Subsection 2.6.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.8.3. Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. If the amount deemed paid or distributed under this Subsection 2.8.3 is made in property other than cash, the value of such distribution shall be the fair market value of such property, determined as follows:

(a) For securities not subject to investment letters or other similar restrictions on free marketability,

(i) if traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange or market over the 30-period ending three days prior to the closing of such transaction;

(ii) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three days prior to the closing of such transaction; or

(iii) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Corporation.

(b) The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall take into account an appropriate discount (as determined in good faith by the Board of Directors of the Corporation) from the market value as determined pursuant to clause (a) above so as to reflect the approximate fair market value thereof.

3. Voting.

3.1 General. Except as otherwise provided in the Certificate of Incorporation or as required by law, on any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of

Preferred Stock (in their capacities as such) shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter; provided, however, notwithstanding anything to the contrary set forth herein, unless otherwise required by applicable law or this Certificate of Incorporation, the holders of Series CF Preferred Stock shall have no right to vote on any matters. Except as otherwise required by law or by the other provisions of the Certificate of Incorporation, on any matter presented by the Corporation to, or required pursuant to law or the Certificate of Incorporation to be approved by, the stockholders of the Corporation, holders of Preferred Stock shall vote (or act by written consent), together with the holders of Common Stock as a single class (on an as-converted basis), and such matter shall be determined by a majority of such outstanding shares of Common Stock (determined on an as-converted basis). On any matter presented by the Corporation to, or required pursuant to law or the Certificate of Incorporation to be approved (by vote or by written consent) by, the holders of Preferred Stock (in their capacities as such) as a single class, regardless of series, each outstanding share of Preferred Stock shall have one (1) vote (determined on an outstanding basis and not on an as-converted basis), and such matter shall be determined by a Preferred Majority. On any matter presented by the Corporation to, or required pursuant to law or the Certificate of Incorporation to be approved (by vote or by written consent) by, the holders of any series of Preferred Stock, voting as a separate class, each outstanding share of such series of Preferred Stock shall have one (1) vote, and such matter shall be determined by the holders of a majority of the outstanding shares of such series of Preferred Stock. The number of authorized shares of Preferred Stock, or any series thereof) may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of capital stock of the Corporation that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3.2 Election of Directors. (i) The holders of record of the then outstanding majority of shares of Series A-3 Preferred Stock, Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock and Series Seed Preferred Stock, voting together as one class, shall be entitled to elect one (1) director of the Corporation (the "**Preferred Director**"), and the single largest holder of shares of Series A Preferred Stock shall be entitled elect one (1) director of the Corporation (the "**Series A Director**," and sometimes together with the Preferred Director, the "**Preferred Directors**"); (ii) the holders of record of the then outstanding shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "**Common Stock Directors**"); and (iii) the majority of the then serving directors, including, the Preferred Directors and the Common Stock Directors shall elect one (1) director who shall be an independent director (the "**Independent Director**") and not otherwise affiliated with the Company or any director or stockholder of the Company. Any of the Preferred Directors or Common Directors may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. The Independent Director may be removed without cause by, and only by, the affirmative vote of the majority of the Preferred Directors and Common Directors, voting together. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. If the majority of the then serving directors, including, the Preferred Directors and the Common Stock Directors, fail to elect the Independent Director, then such directorship not so filled, shall remain vacant until such time as the majority of the then serving directors, including, the Preferred Directors and the Common Stock Directors elect a person to fill such directorship. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.12. For purposes hereof, in determining the single largest holder of shares of Series A Preferred Stock, the shares of Series A Preferred Stock held by a holder, as well as such holder's affiliates and principals shall be aggregated.

3.3 Preferred Stock Protective Provisions. At any time when shares of Series A-3 Preferred Stock, Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock or Series Seed Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of (i) at least a Preferred Majority given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and in the case of Section 3.3.8, without the consent of the single largest holder of Series A Preferred Stock, and (ii) the holders of at least a majority of the then outstanding shares of Common Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1. liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing pursuant to which the amount payable to the holders of Preferred Stock in such transaction is less than five (5) times the Series A-3 Issue Price, Series A-2 Issue Price, Series A-1 Issue Price, the Series A Original Issue Price and the Series Seed Original Issue Price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof);

3.3.2. amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation;

3.3.3. create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock or increase the authorized number of shares of Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock;

3.3.4. (i) reclassify, alter or amend any existing security of the Corporation that is *pari passu* with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference or privilege, or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or *pari passu* with the Preferred Stock in respect of any such right, preference or privilege;

3.3.5. purchase or redeem (or permit any subsidiary to purchase or redeem) any shares of capital stock of the Corporation other than (i) redemptions of the Preferred Stock as expressly contemplated by this Certificate, and (ii) repurchases of Common Stock from former employees, directors, consultants, vendors, suppliers or other providers of services for the Corporation or any subsidiary thereof in connection with the cessation of such employment or service (pursuant to agreements providing the Corporation with repurchase rights upon the termination of their service) at the lower of the original purchase price or the then-current fair market value thereof, or as otherwise approved by the Board, which approval must include the approval of both Preferred Directors, if any Preferred Directors are then sitting on the Board ("**Special Board Consent**") (<u>provided</u>, <u>however</u>, that if a Preferred Director is interested in the matter or transaction to be approved, then the approval of such interested Preferred Director shall not be required).

3.3.6. create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security unless such debt security has received the prior approval of the Board of Directors, including the approval of at least one Preferred Director;

3.3.7. create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

3.3.8. increase or decrease the authorized number of directors constituting the Board of Directors or replace or eliminate the director appointed by the single largest holder of Series A Preferred Stock without such holder's consent.

4. <u>Optional Conversion</u>.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1. Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series CF Original Issue Price by the Series CF Conversion Price (as defined below), Series A-3 Original Issue Price by the Series A-3 Conversion Price (as defined below), dividing the Series A-2 Original Issue Price by the Series A-2 Conversion Price (as defined below), dividing the Series A-1 Original Issue Price by the Series A-1 Conversion Price (as defined below), dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) or dividing the Series Seed Original Issue Price by the Series Seed Conversion Price (as defined below), whichever the case may be, in effect at the time of conversion. The "**Series CF Conversion Price**" shall initially be equal to the Series CF Original Issue Price. The "**Series A-3 Conversion Price**" shall initially be equal to the Series A-3 Original Issue Price. The "**Series A-2 Conversion Price**" shall initially be equal to the Series A-2 Original Issue Price. The "**Series A-1 Conversion Price**" shall initially be equal to the Series A-1 Original Issue Price. The "**Series A Conversion Price**" shall initially be equal to the Series A Original Issue Price. The "**Series Seed Conversion Price**" shall initially be equal to the Series Seed Original Issue Price. Such initial Series CF Conversion Price, Series A-3 Conversion Price, Series A-2 Conversion Price, Series A-1 Conversion Price, Series A Conversion Price and Series Seed Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2. Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1. Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2. Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock pursuant to this Section 4 or Section 5; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the conversion price of any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary for the Corporation to validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted conversion price for the applicable series of Preferred Stock.

4.3.3. Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder approval, notice or other action) as may be necessary to reduce the authorized number of shares of Preferred Stock, or of the series of Preferred Stock so converted, accordingly.

4.3.4. No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5. Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Series A-3 Preferred Stock, Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock and Series Seed Preferred Stock Conversion Price for Diluting Issues.

4.4.1. Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock.

(b) "**Series CF Original Issue Date**" shall mean the date on which the first share of Series CF Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities including Preferred Stock directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.2 below, deemed to be issued) by the Corporation after the Series CF Original Issue Date other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, distribution, stock split, stock combination or other reclassification, recapitalization or reorganization which is covered by Subsections 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants, advisors or other service providers to, the Corporation or any of its subsidiaries pursuant to the 2013 Stock Plan or 2015 Stock Plan or other plan, agreement or arrangement authorized by the Board on or prior to the date hereof or approved following the date hereof by the Board by unanimous Special Board Consent;

(iv) shares of Common Stock actually issued upon the exercise of Options granted under the plans described in subparagraph 4.4.1(d)(iii) above, in each case provided such issuance is pursuant to the terms of such Option;

(v) shares of Common Stock, Options or Convertible Securities issued to lenders, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction authorized by the Board on or prior to the date hereof or approved following the date hereof by the Board by Special Board Consent;

(vi) shares of Common Stock, Options or Convertible Securities issued to vendors, suppliers or other third party service providers to the Corporation or any of its subsidiaries in connection with the provision of goods or services, pursuant to a transaction authorized by the Board on or prior to the date hereof or approved following the date hereof by the Board by Special Board Consent;

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another entity or its business or assets by the Corporation or any of its subsidiaries by merger, purchase of assets or other reorganization or pursuant to a joint venture agreement; provided, however, that such transaction has been authorized by the Board on or prior to the date hereof or is approved following the date hereof by the Board by Special Board Consent; and/or

(viii) shares of Preferred Stock, issued upon the exercise or conversion of any warrants outstanding as of the date hereof;

(ix) shares of Common Stock, Options or Convertible Securities issued in connection with bona fide sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships authorized by the Board on or prior to the date hereof or approved following the date hereof by the Board by Special Board Consent; and/or

(x) shares of Common Stock, Options or Convertible Securities issued (A) pursuant to that certain Series Seed Purchase Agreement, dated on or about March 8, 2013; Convertible Note Purchase Agreement, dated on or about May 1, 2013; Series A Preferred Stock Purchase Agreement, dated on or about August 21, 2015; Series A-1 Preferred Stock Purchase Agreement, dated on or about March 15, 2019; Series A-2 Preferred Stock Purchase Agreement, dated on or about 15 October, 2023; and Series A-3 Preferred Stock Purchase Agreement, dated on or about 12 February 2024; or (B) offered to the public pursuant to a registration statement filed under the Securities Act of 1933, as amended.

4.4.2. Waiver of Adjustments to Series A-3 Conversion Price, Series A-2 Conversion Price, Series A-1 Conversion Price; Series A Conversion Price or Series Seed Conversion Price for Diluting Issuances. No adjustment in the Conversion Price for any class of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the holders of at least a majority of the then outstanding shares of such series of Preferred Stock, and the single largest holder of such series of Preferred Stock waive (by vote or by written consent) the adjustment which would otherwise be made as the result of the relevant issuance or deemed issuance of such Additional Shares of Common

Stock; except for the Series Seed Preferred Stock, which shall only require the affirmative written consent or vote of the holders of at least a majority of the Series Seed Preferred Stock.

4.4.3. Deemed Issuance of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series CF Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise or exchange of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A-3 Conversion Price, Series A-2 Conversion Price, Series A-1 Conversion Price, Series A Conversion Price and/or the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A-3 Conversion Price, Series A-2 Conversion Price, the Series A-1 Conversion Price, the Series A Conversion Price or the Series Seed Conversion Price, as applicable, computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such the Series A-3 Conversion Price, Series A-2 Conversion Price, Series A-1 Conversion Price, Series A Conversion Price or Series Seed Conversion Price, as applicable, as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series A-3 Conversion Price, the Series A-2 Conversion Price, Series A-1 Conversion Price, the Series A Conversion Price or the Series Seed Conversion Price, as applicable, to an amount which exceeds the lower of (i) the Series A-3 Conversion Price, the Series A-2 Conversion Price, Series A-1 Conversion Price, the Series A Conversion Price or the Series Seed Conversion Price, as applicable, in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series A-3 Conversion Price, the Series A-2 Conversion Price, Series A-1 Conversion Price, the Series A Conversion Price or the Series Seed Conversion Price, as applicable, that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A-3 Conversion Price, the Series A-2 Conversion Price, Series A-1 Conversion Price, the Series A Conversion Price and/or the Series Seed Conversion Price, as applicable, pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A-3 Conversion Price, the Series A-2 Conversion Price, Series A-1 Conversion Price, the Series A Conversion Price or the Series Seed Conversion Price, as applicable, then in effect, or because such Option or Convertible Security was issued before the Series CF Original Issue Date are revised after the Series CF Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised or unexchanged Option or unconverted, unexercised or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A-3 Conversion Price, the Series A-2 Conversion Price, Series A-1 Conversion Price, the Series A Conversion Price and/or the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, the Series A-3 Conversion Price, the Series A-2 Conversion Price, the Series A-1 Conversion Price, the Series A Conversion Price and/or the Series Seed Conversion Price, as applicable, shall be readjusted to such Series A-3 Conversion Price, Series A-2 Conversion Price, Series A-1 Conversion Price, Series A Conversion Price or Series Seed Conversion Price, as applicable, as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Applicable Conversion Price for any series of Preferred Stock, provided for in Subsection 4.4.4 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be definitively calculated at the time such Option or Convertible Security is issued or amended, any adjustment to the Applicable Conversion Price any series of Preferred Stock, that would result under the terms of Subsection 4.4.4 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Applicable Conversion Price, that such issuance or amendment took place at the time such calculation can first be made.

4.4.4. Weighted Average Adjustment of Series A-3 Conversion Price, Series A-2 Conversion Price, Series A-1 Conversion Price, Series A Conversion Price or Series Seed Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series CF Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price for the Series A-3 Conversion Price, Series A-2 Conversion Price, Series A-1 Conversion Price, Series A Conversion Price or Series Seed Conversion Price, as applicable (the "**Applicable Conversion Price**"), in effect immediately prior to such issue, then the Applicable Conversion Price for such affected series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following weighted average formula:

$$CP_2 = CP_1 * ((A + B) \div (A + C)).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "**CP_2**" shall mean the Applicable Conversion Price for the affected series of Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock

(b) "**CP_1**" shall mean the Applicable Conversion Price for the affected series of Preferred Stock in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "**A**" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise or exchange of Options outstanding immediately prior to such issue or upon conversion, exercise or exchange of Convertible Securities (including all Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "**B**" shall mean the number of shares of Common Stock that would have been issued (or deemed pursuant to Subsection 4.4.3 to be issued) if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "**C**" shall mean the number of such Additional Shares of Common Stock actually issued (or deemed pursuant to Subsection 4.4.3 to be issued) in such transaction.

4.4.5. Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, by reason of the issuance of Options and/or Convertible Securities, shall be determined by dividing the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise or exchange of such Options or the conversion, exercise or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise or exchange of such Options for Convertible Securities and the conversion, exercise or exchange of such Convertible Securities, by the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise or exchange of such Options or the conversion, exercise or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise or exchange of such Options for Convertible Securities and the conversion, exercise or exchange of such Convertible Securities.

4.4.6. Multiple Closing Dates. In the event the Corporation shall issue on more than one date, Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Applicable Conversion Price for each series of Preferred Stock, as applicable, shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time effect a subdivision of the outstanding Common Stock, the Conversion Price applicable to each series of Preferred Stock, in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time combine the outstanding shares of Common Stock, the Conversion Price applicable to each series of Preferred Stock, in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock for no additional consideration, then and in each such event the Conversion Price for each series of Preferred Stock, in effect immediately before such event, shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price for such series of Preferred Stock, as applicable, then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series CF Conversion Price, Series A-3 Conversion Price, the Series A-2 Conversion Price, the Series A-1 Conversion Price, the Series A Conversion Price and the Series Seed Conversion Price, as applicable, shall be recomputed accordingly as of the close of business on such record date and thereafter the Series CF Conversion Price, Series A-3 Conversion Price, Series A-2 Conversion Price, the Series A-1 Conversion Price, the Series A Conversion Price and the Series Seed

Conversion Price, as applicable, shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions, if any; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock as provided in Subsection 4.6) or in other non-cash property, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock immediately prior to such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.8, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series CF Preferred Stock, Series A-3 Preferred Stock, Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock or Series Seed Preferred Stock, as applicable, immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series CF Conversion Price, the Series A-3 Conversion Price, the Series A-2 Conversion Price, the Series A-1 Conversion Price, the Series A Conversion Price and the Series Seed Conversion Price) shall thereafter be applicable, as nearly as reasonably practicable, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series CF Conversion Price, Series A-3 Conversion Price, Series A-2 Conversion Price, the Series A-1 Conversion Price, the Series A Conversion Price or the Series Seed Conversion Price, as applicable, pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter or more frequently than once in any ninety (90) day period), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series CF Conversion Price, Series A-3 Conversion Price, Series A-2 Conversion Price, the Series A-1 Conversion Price, the Series A Conversion Price or the Series Seed Conversion Price, as applicable, then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the applicable shares of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such capital reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such capital reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least three (3) days prior to the record date or effective date (as the case may be) for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price per share of at least $2.58 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (the "**Qualified Public Offering**") or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least sixty six and two thirds percent (66 2/3 %) of the then outstanding shares of Preferred Stock and the single largest holder of Series A Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory**

Conversion Time"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective Series CF Conversion Price, Series A-3 Conversion Price, Series A-2 Conversion Price, Series A-1 Conversion Price, Series A Conversion Price or Series A Conversion Price, as applicable, and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of any converted shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock (or the applicable series thereof) shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the shares of Preferred Stock so converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as reasonably practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder approval, notice or other action) as may be necessary to reduce the authorized number of shares of Preferred Stock, or of the series of Preferred Stock so converted, accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall not be reissued, sold or transferred as shares of the applicable series of Preferred Stock so redeemed or reacquired, and the Corporation may thereafter take such appropriate action (without the need for stockholder approval, notice or other action) as may be necessary to reduce the authorized number of shares of Preferred Stock, or of the series of Preferred Stock so redeemed or reacquired, accordingly. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of such redeemed or required Preferred Stock following redemption or reacquisition.

7. Waiver. Any of the rights, powers, preferences and other terms of the Series Seed Preferred Stock set forth herein (including any right to receive notice as provided herein) may be waived on behalf of all holders of any class of Preferred Stock, by the affirmative written consent or vote of the holders of at least a majority of the shares of such class of Preferred Stock then outstanding and the single largest holder of shares of such series of Preferred Stock; except for the Series Seed Preferred Stock, which shall only require the affirmative written consent or vote of the holders of at least a majority of the Series Seed Preferred Stock. Any of the rights, powers, preferences and other terms of the Preferred Stock (as a single class) or the single largest holder of Series A Preferred Stock set forth herein (including any right to receive notice as provided herein) may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of a Preferred Majority or the single largest holder of the Series A Preferred Stock, whichever the case may be.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

5: Subject to any additional vote required by the Certificate of Incorporation or Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

6: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

7: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

8: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

9: To the maximum extent permitted by law, no person shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law is subsequently amended to further eliminate or limit the liability of a director, then a director of the Corporation, in addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, shall not be liable to the fullest extent permitted by the General Corporation Law as so amended. For purposes of this Article NINTH, "fiduciary duty as a director" shall include any fiduciary duty arising out of serving at the

Corporation's request as a director, partner, manager, member or nominee of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, and "personal liability to the Corporation or its stockholders" shall include any liability to such other corporation, partnership, limited liability company, joint venture, trust or other enterprise, and any liability to the Corporation in its capacity as a security holder, joint venturer, partner, beneficiary, creditor or investor of or in any such other corporation, partnership, limited liability company, joint venture, trust or other enterprise.

Any repeal or modification of the foregoing provisions of this Article NINTH shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

10: To the fullest extent permitted by law, the Corporation is authorized to provide indemnification of, and advancement of expenses to, directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Neither any amendment nor repeal of this Article TENTH, nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article TENTH, shall eliminate or reduce the effect of this Article TENTH in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article TENTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

11: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

12: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine.

* * *

1. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law.

2. That this FOURTH Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, I, Rajesh Elayavalli, with a mailing address of 27 Dickinson Road, Kendall Park, New Jersey 08824, the CEO of Thinkster Learning, Inc., have executed this SIXTH Amended and Restated Certificate of Incorporation on this 25th day of March, 2024 and do hereby certify under the penalties of perjury that the facts stated in this Certificate of Incorporation are true.

By:______________________
Rajesh Elayavalli, CEO

EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

[See attached]

Thinkster Learning is taking reservations for a possible, upcoming round. Indicate interest today.

RESERVE NOW

GET A PIECE OF THINKSTER LEARNING

Organizing Tutoring Market with AI Platform & Coaches

Thinkster is a revolutionary learning platform where patented AI meets expert coaching to redefine tutoring. With over $12M in funding and $21M in revenues since launch, we have customers in over 30 countries and attract 4M+ monthly website visitors. Join us in ...

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Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.


Invest in a Groundbreaking & Patented AI Tutoring Platform
Over $21 Million in Revenues Since Launch!
THINKSTER

$12,324.94 Reserved

Reserve Now

RESERVED $12,324.94

INVESTORS 28

REASONS TO INVEST

- We have generated over $21M in revenues at 70% Gross Margins, with 4.85/5 star customer reviews, & have 4M+ visitors exploring our website MoM. Our target is the global tutoring market estimated to reach $300B by 2030.
- We have raised over $12M in funding from some of the most respected investors in the industry, like Innospark Ventures, Syven Capital, Sand Hills Angels, & John Katzman (Co-founder of The Princeton Review), & more.
- We have rave reviews from The Wall Street Journal, The New York Times, & others, and a strong customer average retention rate of 2.5+ years.

TEAM



Rajesh Elayavalli • Founder, Board Member, CEO & Chief Happiness Officer

Raj Valli, CEO of Thinkster, leads the AI-driven math tutoring platform recognized by The New York Times and Forbes. With a 25-year career in finance and tech, he's fostered a data-centric culture, serving students in 30+ countries. An IIT Chennai alum, he's also ...

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Rupa Gurumurthy • Chief Operating Officer

Rupa Gurumurthy, COO, has worked for small startups and large corporations, where she developed a diverse skill set adaptable to various businesses. She honed her expertise in product management at PayPal & Melity LLC, where she contributed to shaping ...

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Vic Vuchic • Board Member

Vic, an expert in edtech and philanthropy, advises at the Gates Foundation. Known for launching initiatives that boost education access globally, he excels in learning science and product strategy, impacting millions worldwide.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS

3228 State Highway 27, Suite 2B
Kendall Park, NJ 08824

WEBSITE

View Site

Thinkster is a revolutionary learning platform where patented AI meets expert coaching to redefine tutoring. With over $12M in funding and $21M in revenues since launch, we have customers in over 30 countries and attract 4M+ monthly website visitors. Join us in transforming the $300B (est. by 2030) tutoring market, much like ride-hailing companies organized the taxi market.

PRESS

USA Today

Teachers are feeling burned out. Artificial intelligence can help.

View Article

Humans For AI

The Role of Artificial Intelligence in the Education Field

View Article

Datamation

How AI is Being Used in Education

View Article

PBS

AI Technology is Disrupting the Traditional Classroom. Here's a Progress Report.

View Article

EdSurge

Thinkster Sought an Investment From an Adviser. Instead, It Bought His SAT Prep Company.

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Thinkster Learning.

$250

Reservations Perk

All reservation holders that formally indicated interest during the TTW phase will receive 10% bonus shares.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

W Kim Colich
2 months ago

Hi, How many patents have been granted? And are they owned by Thinkster Learning? Thanks. Blessings

2 0

Raj Valli
Thinkster Learning • 2 months ago

Hello,
...
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0

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Yenpang Lin
2 months ago

What is the valuation?
What round will this investment be for?...
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1 0

Raj Valli
Thinkster Learning • 2 months ago

Hi Yenpang,
...
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Version 1

Do you want to invest in Startups? Feel that you missed the opportunity to become an early investor in taxi ride-hailing apps?

Now's your chance! Transform the future of the tutoring industry and your portfolio with Thinkster, an AI and expert tutor-driven learning platform!

With over $21M in revenue, 70% gross margins, and 4M+ monthly visitors, we're reshaping the $300 global billion tutoring market.

Backed by industry leaders and lauded by top publications, Thinkster presents an immense investment opportunity.

Learn more about how you can invest in Thinkster! 💡

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Version 2

Do you want to invest in Startups? Ready to become an investor and get a piece of the $300B global tutoring market?

For as little as a $250 investment, you can now be a part of a groundbreaking and patented AI and expert tutor-driven platform that is organizing the tutoring industry, just like the taxi ride-hailing industry was organized.

Join our journey at Thinkster as we invite you and the public to become part of our growth story! 📚✨

🌟 Here's why investing in Thinkster Learning is an opportunity you won't want to miss:

1️⃣Impressive AI Tech & Financial Performance: With Patented AI, over $21 million in revenues, and a remarkable 70% gross margins, we've proven our ability to generate substantial revenues while maintaining strong profitability. With customers in 30+ countries, stellar customer reviews, and over 4 million monthly website visitors speak volumes about the impact and reach of our platform. We're eyeing the global tutoring market, worth $300 billion annually, for exponential growth!

2️⃣ Backed by Industry Titans: With support from respected investors like Innospark Ventures, Syven Capital, Sand Hills Angels, and the visionary John Katzman, founder of The Princeton Review, our potential is undeniable. Their confidence in our vision underscores the immense opportunity ahead.

3️⃣ Rave Reviews and Exceptional Retention* Recognized by leading publications like The Wall Street Journal, The New York Times, and Forbes, our innovative approach to education has garnered widespread acclaim. Our impressive customer retention rate of over 2.5 years and a marketing ROI exceeding 300% demonstrate the value and satisfaction our platform delivers.

Ready to get a piece and become a part of reshaping the $300 billion tutoring market globally?

🔗 Reserve your shares today at https://www.startengine.com/offering/thinksterlearning and become a vital part of our journey toward revolutionizing the tutoring and learning market worldwide!

TEASER

Subject: Exciting News: Thinkster is going public. We're reshaping the tutoring market!

Are you ready to witness the future of education unfold before your eyes? Brace yourself—something incredible is about to happen. We at Thinkster Learning are thrilled to share some monumental news with you!

We're on the verge of launching our crowdfunding campaign on StartEngine, and we couldn't be more excited to invite you to join us on this exhilarating journey. Get ready to be a part of something truly transformative, something that will revolutionize how the tutoring market functions and the way we learn and grow.

We're bursting at the seams with anticipation to unveil what we have in store for you. Trust us when we say that it's going to be bigger, bolder, and more groundbreaking than anything you've ever seen from us before.

But for now, we have to keep the details under wraps. We know—the suspense is killing us, too! Rest assured, it'll all be worth it when we finally make the big reveal.

In the meantime, gather your excitement, spread the word, and get ready to be amazed. This is just the beginning of an extraordinary journey, and we want you to be a part of it every step of the way.

Stay tuned for our upcoming announcement – you won't want to miss it!

Best regards,

Raj Valli
Founder & CEO of Thinkster

Disclaimer: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

ANNOUNCEMENT

Subject: Join the Future of Learning: Become a shareholder in Thinkster!

Dear Potential Investor,

We have exciting news!

We are thrilled to announce that we are inviting you and the public to join our growth story. We have been building an AI and expert tutor-driven learning platform that will help us organize the tutoring industry, much like the taxi-gig industry was transformed.

As we embark on this journey, we're thrilled to share with you some compelling reasons why investing in Thinkster Learning is an opportunity you won't want to miss:

> **1. Impressive Financial Performance:** With over $21 million in revenues and boasting a remarkable 70% gross margins, We have demonstrated our ability to generate substantial revenues while maintaining strong profitability. Our customer reviews speak for themselves, with a stellar rating of 9.85 out of 10 stars, and our website attracts over 4 million visitors every month. Our target? The global tutoring market, which sees an annual spend of $300 billion, presents an enormous growth opportunity for us to pursue.
>
> **2. Backed by Industry Titans**: We have strong support from some of the industry's most respected investors, including Innospark Ventures, Syven Capital, Sand Hills Angels, and John Katzman, the visionary founder of The Princeton Review. Their backing speaks volumes about the confidence industry leaders have in our vision and potential.
>
> **3. Rave Reviews and Exceptional Retention**: We have compelling reviews from reputable publications like The Wall Street Journal, The New York Times, and Forbes, further validating our innovative approach to education. Our strong customer retention rate of over 2.5 years underscores the value and satisfaction our platform delivers. Additionally, our marketing investments have yielded an impressive ROI exceeding 300% within this timeframe.

Now is your chance to get involved and get a piece of a company that will reshape the $300B tutoring market - globally!

Ready to take the plunge?
Reserve your shares today at [StartEngine Link], and become a vital part of our journey towards revolutionizing the tutoring and learning market worldwide.

[EARLY BIRD MENTION]

Thank you for considering this opportunity to join us and make a profound impact on the future of learning!

Best regards,

Raj Valli
Founder and CEO of Thinkster

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

REMINDER

Subject: Don't Miss Out: Exciting Opportunity to Become a Shareholder in Thinkster!

Dear Potential Investor,

We wanted to remind you of the exciting opportunity to become a shareholder in Thinkster.

In case you missed it, here are some key reasons why joining us as a shareholder is an opportunity you won't want to pass up:

1. **Impressive Financial Performance:** With over $21 million in revenues, patented AI, outstanding 70% gross margins, an average customer rating of 9.85 out of 10 stars, over 4 million visitors each month, very strong customer retention of 2.5 years, and customers in over 30 countries, we have proven that customers have widespread interest in our offerings. With this strong performance, we're targeting the global tutoring market, which sees an annual spend of $300 billion, presenting a significant growth opportunity for investors like you.

2. **Backed by Industry Leaders and rave media reviews**: We have raised over $12 million in funding from marquee investors


Private Tutoring Market
Market forecast to grow at CAGR of 8.7%
USD 287.9B
USD 147.6B

and have received rave reviews from The Wall Street Journal, The New York Times, and several others.

3. Really large market: Parents like you spend about $300B each year on tutoring. There are 1.35B K-12 students across the world today, and 1.7B more learners are expected to be added with global population growth in the next 30 years.

4. **60% of the tutoring market is comprised of individual tutors**: Just like individual taxi drivers got organized and are now able to provide a better ride-hailing experience to customers, we are planning on organizing the tutoring market.
We plan to make our platform available to any tutor across the world to deliver guaranteed results.


1.35B Total Learners in K-12 Globally
Consistent Growth in Primary and Secondary Education Learners, Years 2000-2020
740M Primary Ed. Learners in 2020
In 2020, 740M Primary Education Learners Globally
614M Secondary Ed. Learners in 2020
In 2020, 614M Secondary Education Learners Globally
Source: World Bank, UNESCO Institute of Statistics

Reserve your shares now at [SE LINK]! Get a share of the tutoring market and share in the growth story!

We're incredibly grateful for your ongoing support and interest in Thinkster Learning. Thank you again for considering this exciting opportunity to join us in shaping the future of learning.

Best regards,

Raj Valli
Founder and CEO of Thinkster

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.